SECURE DIGITAL, INC

                                                                  2 Glenwood Lane

                                                  Huntington New York, 11743

                                                   631-662-6674

Via Edgar

September 13, 2011

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: SECURE DIGITAL, INC.

Request to Withdraw Registration Statement on Form S-1/A (RW)

SEC File Number 333-158378

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), SECURE DIGITAL, INC. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form S-1/A (File No. 333-158378), which was initially filed with the Securities and Exchange Commission (the "Commission") on April 2, 2009 along with any amendments and exhibits (the "Registration Statement").

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

The Registrants confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant intends to follow this abandoned registration with a private offering and neither the Registrant nor any person acting on the Registrant's behalf commences the private offering earlier than 30 calendar days after the effective date of withdrawal of the registration statement under Rule 477, the Registrant will notify each offeree in the private offering that  the offering is not registered under the Securities Act of 1933, the securities will be "restricted securities" (as that term is defined in Rule 144(a)(3)) and may not be resold unless they are registered under the Securities Act of 1933 or an exemption from registration is available, purchasers in the private offering do not have the protection of Section 11 of the Securities Act of 1933; and a registration statement for the abandoned offering was filed and withdrawn, specifying the effective date of the withdrawal.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Registrants’ counsel, Jill Arlene Robbins at (305) 531-1274.

 If you have any questions regarding this application for withdrawal, please contact the undersigned at 631-662-6674, or the Company's counsel, Jill Arlene Robbins at (305) 531-1174.

Very truly yours,

/s/Peter Hodyno

Peter Hodyno, President